Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated July 31, 2012

This slide is not for distribution
 in isolation and must be viewed in conjunction
 with the accompanying  term sheet, product supplement,  prospectus supplement  and prospectus,
 which further describe the terms, conditions  and risks associated with the notes.
JPMorgan  Auto  Callable  Contingent  Interest  Notes  linked to the common  stock  of Haliburton  Company  due August  21, 2013
The notes are designed  for investors  who seek a Contingent
 Interest  Payment
 with respect to each Review Date for which the closing price of o ne share of the Reference
 Stock is greater than or equal to the Interest  Barrier.

Trade Details/Characteristics

Reference Stock                          The common stock, par value of $2.5 per share, of Haliburton Company ("HAL")
Contingent Interest Payments:
 If the notes have not been previously called and the closing price of one share of the Reference Stock on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable

 Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to

 $41.625 (equivalent to an interest rate of 16.65% per annum, payable at a rate of 4.1625% per quarter).

 If the closing price of one share of the Reference Stock on any Review Date is less than the Interest

 Barrier, no Contingent Interest Payment will be made with respect to that Review Date.
 Interest Barrier / Trigger Level:  75% of the Initial Stock Price (subject to adjustments)
Interest Rate:                           16.65% per annum, payable at a rate of 4.1625% per quarter, if applicable
Automatic Call:
 If the closing price of one share of the Reference Stock on any Review Date (other than the final Review

 Date) is greater than or equal to the Initial Stock Price, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest

 Payment applicable to that Review Date, payable on the applicable Call Settlement Date.
Payment at Maturity:
 If the notes have not been previously called and the Final Stock Price is greater than or equal to the

 Trigger Level, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date. If the notes have not been previously called and the Final Stock Price is less than the Trigger Level, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Stock Price is less than the

 Initial Stock Price. Under these circumstances, your payment at maturity per $1,000 principal amount
                                          note will be calculated as follows: $1,000 + ($1,000   Stock Return) .

 If the notes have not been automatically called and the Final Stock Price is less than the Trigger Level,

 you will lose more than 25% of your initial investment and may lose all of your initial nvestment at maturity.
Review Dates:
 November 15, 2012 (first Review Date), February 14, 2013 (second Review Date), May 16, 2013 (third
                                          Review Date) and August 16, 2013 (final Review Date)

Risk Considerations
  Your     investment   in   the  notes    may     result  in    a
   loss   of   some  or     all  of     your  principal.
  Any     payment  on    the    notes    is    subject     to   the
credit    risk    of    JPMorgan    Chase    and     Co.   For
information   about  recent     events   relating   to  this     risk,
please    see     "Recent Developments"    on    page    TS     1  of
 the    accompanying     term   sheet.
   The  notes     do  not     guarantee  the    payment     of
 interest     and  may     not   pay  interest    at     all.
   The  appreciation     potential  of    the     notes   is
limited,  and    you     will  not    participate     in   any
appreciation   in  the     price   of   the  Reference     Stock.
The   benefit   provided  by    the     Trigger  Level     may
terminate   on   the   final   Review  Date.
   JPMorgan  Chase    and     Co.   and   its  affiliates    play    a
   variety   of  roles     in  connection    with     the  issuance
 of  the    notes,     including   acting   as   calculation   agent
and     hedging JPMorgan     Chase  and    Co.  's   obligations     under
 the    notes.    Their   interests   may  be     adverse   to  your
  interests.
   If  the    notes     are   automatically   called   early,  there
 is     no  guarantee    that    you    will     be  able    to
reinvest  the     proceeds  at    a     comparable  return    for    a
   similar   level  of   risk.
  Certain    built    in    costs    are    likely     to  adversely
   affect  the    value    of    the     notes  prior    to
maturity.     No   ownership   or   dividend  rights     in  the
Reference   Stock.
  Risk     of  the     closing  price     of   the  Reference
Stock  falling    below     the  Interest     Barrier  or     Trigger
Level  is     greater  if     the  Reference    Stock    is
volatile.
  Lack     of  liquidity         JPMS     intends   to  offer     to
 purchase    the    notes    in    the    secondary    market     but
is    not    required    to     do  so.    Even   if   there  is
a  secondary     market,  it  may     not   provide  enough
liquidity    to     allow  you     to  trade     or  sell     the
notes   easily.
   The   anti   dilution  protection    for     the   Reference
Stock   is  limited    and    may    be     discretionary.
   Many  economic     factors,   such   as   Reference   Stock
volatility,    time     to  maturity,     interest   rates   and
creditworthiness   of  the     issuer,   will  impact    the    value
  of     the  notes  prior    to     maturity.

Hypothetical  Return  in a Note

First 3 Review Dates

Compare the closing price of one share of the Reference Stock to the Initial
Stock Price and the Interest Barrier until the final review date or any automatic call.

Automatic Call
If the closing price of one Share of the Reference
Stock is greater than or The notes will be automatically called and you will receive (i) the principal equal to the Initial amount plus (ii) the Contingent
Interest Payment with respect to Stock Price the related review date

                                                   The closing price of one You
will receive the share of the Reference Contingent Interest Stock is greater than or Payment. Proceed to If the closing price of one equal to the Interest
Barrier the next review date.
Share of the Reference
                               No Automatic Call Stock is less than the
The closing price of one
Initial Stock Price No Contingent Interest share of the Reference Payment.
Proceed to Stock is less than the the next review date.
Interest Barrier

For more information  about the payments  upon an Automatic
 Call or at maturity in different hypothetical  scenarios,see
 "Hypothetical  Payment upon Automatic  Call or at Maturity"  below.

What Are the Payments  on the Notes, Assuming
 a Range of Performances  for the Reference
 Stock?

The following  table illustrates  payments  on the notes, assuming a range of performance  for the Reference
 Stock on a given Review Date. The hypothetical  payments
 set forth below assume  an Initial Stock Price of $34.00,
 an Interest  Barrier and a Trigger Level of $25.50
 (equal to 75% of the hypothetical
 Initial Stock Price) and reflect the Interest  Rate of 16.65%
per annum (payable  at a rate of 4.1625%  per quarter)
.. The hypothetical
 total returns set forth below are for illustrative  purposes only and may not be the actual total returns applicable
 to a purchaser  of the notes. The numbers  appearing
 in the following  table and examples  have been rounded
 for ease of analysis.

Hypothetical Payment upon Automatic Call or at Maturity
----------------------------------------------------------------------------------------------------------------- -------------
 ---------------------------------------------------------------------------------------------
                                         Review Dates Prior to the Final Review Date
 Final Review Date
                                   ------------------------------------------------------------------------------ -------------
 ---------------------------------------------------------------------------------------------
    Closing Price                 Reference Stock Appreciation /  Payment on Interest Payment Date or
                                                                                                                  Stock Return
      Payment at Maturity (2)
                                   Depreciation at Review Date Call Settlement Date (1)(2)
---------------------------------- ------------------------------ ----------------------------------------------- -------------
 ---------------------------------------------------------------------------------------------
      $61.200                             80.00%                      $1,041.625                                   80.00%
          $1,041.625
      $54.400                             60.00%                      $1,041.625                                   60.00%
          $1,041.625
      $47.600                             40.00%                      $1,041.625                                   40.00%
          $1,041.625
      $40.800                             20.00%                      $1,041.625                                   20.00%
          $1,041.625
      $37.400                             10.00%                      $1,041.625                                   10.00%
          $1,041.625
      $35.700                              5.00%                      $1,041.625                                    5.00%
          $1,041.625
---------------------------------- ------------------------------ ----------------------------------------------- -------------
 ---------------------------------------------------------------------------------------------
      $34.000                              0.00%                      $1,041.625                                    0.00%
          $1,041.625
      $32.300                              5.00%                      $41.625                                      5.00%
          $1,041.625
      $30.600                              10.00%                     $41.625                                      10.00%
          $1,041.625
      $28.900                              15.00%                     $41.625                                      15.00%
          $1,041.625
      $27.200                              20.00%                     $41.625                                      20.00%
          $1,041.625
      $27.197                              20.01%                     $41.625                                      20.01%
          $1,041.625
      $23.800                              30.00%                      $0.00                                       30.00%
           $700.00
      $20.400                              40.00%                      $0.00                                       40.00%
           $600.00
      $10.200                              70.00%                      $0.00                                       70.00%
           $300.00
       $0.000                             100.00%                      $0.00                                       100.00%
           $0.00
---------------------------------- ------------------------------ ----------------------------------------------- -------------
 ---------------------------------------------------------------------------------------------
(1) The notes will be automatically called if the closing price of one share of the Reference Stock on any Revie
w Date (other than the final Review Date) is greater than or equal to the
Initial Stock Price.
(2) You will receive a Contingent Interest Payment in connection with a Review Date if the closing price of one share of the Reference Stock on that Review Date is greater than or equal to the Interest Barrier.

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co. has filed with the SEC for more complete information about JPMorgan Chase and Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.
IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase and Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and
SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.
Filed pursuant to Rule 433 Registration Statement No. 333-177923 Dated: July
31, 2012

Risk Considerations
The risk considerations identified below are not exhaustive. Please see the accompanying term sheet and product supplement for a more detailed discussion of risks, conflicts of interest and tax consequences associated with an investment in the notes.
RESTATEMENT AND NON-RELIANCE OF OUR PREVIOUSLY FILED INTERIM FINANCIAL
STATEMENTS FOR THE FIRST QUARTER OF 2012 --On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon. As a result, we will be filing an amendment to our Quarterly
Report on Form 10-Q for the quarter ended March 31, 2012. When making an investment decision to purchase the notes, you should not rely on our interim financial statements for the first quarter of 2012 until we file an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. See
"Recent Developments" in the accompanying term sheet and Item 4.02(a) of our
Current Report on Form 8-K dated July 13, 2012.

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS -- The notes do not guarantee any return of principal. If the notes are not automatically called, we will pay you your principal back at maturity only if the Final Stock Price is greater than or equal to the Trigger Level. If the notes are not automatically called and the Final Stock Price is less than the Trigger Level, you will lose 1% of your principal amount at maturity for every 1% that the Final Stock Price is less than the Initial Stock Price. Accordingly, under these circumstances, you will lose more than 25% of your principal amount and could lose up to the entire principal amount of your notes.
THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST
AT ALL -- The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of the Reference Stock. We will make a Contingent Interest
Payment with respect to a Review Date only if the closing price of one share of the Reference Stock on that Review Date is greater than or equal to the
Interest Barrier. If the closing price of one share of the Reference Stock on that Review Date is less than the Interest Barrier, no Contingent Interest
Payment will be made with respect to that Review Date, and the Contingent
Interest Payment that would otherwise have been payable with respect to that
Review Date will not be accrued and subsequently paid. Accordingly, if the closing price of one share of the Reference Stock on each Review Date is less than the Interest Barrier, you will not receive any interest payments over the term of the notes.
CREDIT RISK OF JPMORGAN CHASE and CO. -- The notes are subject to the credit risk of JPMorgan Chase and Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on
JPMorgan Chase and Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
"negative" outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to "A+" from "AA-" and placed us on negative rating watch for a possible further downgrade, and Standard and Poor's Ratings Services changed its outlook on us to "negative" from "stable," indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes. See "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2011.
In addition, on July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012. The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office. We also reported, on July 13, 2012, management's determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.
The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Recent
Developments" in the accompanying term sheet and Item 4.02(a) of our Current
Report on Form 8-K dated July 13, 2012 for further discussion.
THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT
PARTICIPATE IN ANY APPRECIATION IN THE PRICE OF THE REFERENCE STOCK --  The
appreciation potential of the notes is limited to the sum of any Contingent
Interest Payments that may be paid over the term of the notes, regardless of any appreciation in the price of the Reference Stock, which may be significant.
You will not participate in any appreciation in the price of the Reference
Stock. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.
POTENTIAL CONFLICTS -- We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors -- Risks
Relating to the Notes Generally" in the accompanying product supplement no.
20-I for additional information about these risks.
We and/or our affiliates may also currently or from time to time engage in business with the issuer of the Reference Stock including extending loans to, or making equity investments in, the issuer of the Reference Stock or providing advisory services to the issuer of the Reference Stock. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the issuer of the Reference Stock, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
THE BENEFIT PROVIDED BY THE TRIGGER LEVEL MAY TERMINATE ON THE FINAL REVIEW
DATE -- If the Final Stock Price is less than the Trigger Level, the benefit provided by the Trigger Level will terminate and you will be fully exposed to any depreciation in the closing price of one share of the Reference Stock.
Because the Final Stock Price will be determined based on the closing price on a single day near the end of the term of the notes, the price of the Reference
Stock at the maturity date or at other times during the term of the notes could be greater than or equal to the Trigger Level. This difference could be particularly large if there is a significant decrease in the price of the
Reference Stock during the later portion of the term of the notes or if there is significant volatility in the price of the Reference Stock during the term of the notes, especially on dates near the final Review Date.
THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT -- If the notes are automatically called, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus the Contingent Interest
Payment applicable to the relevant Review Date.
REINVESTMENT RISK -- If your notes are automatically called, the term of the notes may be reduced to as short as three months and you will not receive any
Contingent Interest Payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the maturity date. CERTAIN BUILT-IN COSTS ARE
LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY -- While
any payment on the notes described in the accompanying term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK -- As a holder of the notes, you will not have any ownership interest or rights in the Reference
Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
RISK OF THE CLOSING PRICE OF THE REFERENCE STOCK FALLING BELOW THE INTEREST
BARRIER OR THE TRIGGER LEVEL IS GREATER IF THE CLOSING PRICE OF THE REFERENCE
STOCKS IS VOLATILE -- The likelihood of the closing price of one share of the
Reference Stock falling below the Interest Barrier or the Trigger Level will depend in large part on the volatility of the closing price of the Reference
Stock -- the frequency and magnitude of changes in the closing price of the
Reference Stock. liquidity to allow you to trade or sell the notes easily.
Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
HEDGING AND TRADING IN THE REFERENCE STOCK -- While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference
Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.
THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE
DISCRETIONARY --The calculation agent will make adjustments to the Stock
Adjustment Factor for certain corporate events affecting the Reference Stock.
However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES -- In
addition to the closing price of one share of the Reference Stock on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other including the actual and expected volatility in the closing price of the Reference Stock; time to maturity of the notes; the dividend rate of the Reference Stock; interest and yield rates in the market generally; a variety of economic, political, regulatory and judicial events; and the creditworthiness of JPMorgan Chase and
Co.

The notes are not bank deposits and are not insured by the Federal Deposit
Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Calculations and determinations will be made in the sole discretion of JPMS, as calculation agent, and may be potentially adverse to your interests as an investor in the notes.